Exhibit 99.1

Foresight Successfully Completes Technological Demonstrations for Leading Vehicle Manufacturers and Tier One Suppliers in United States

Demonstrations of the QuadSight™ vision system were performed in the Silicon Valley area and Detroit with the assistance and support of FLIR Systems

NESS ZIONA, Israel — July 8, 2019 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today announced that last week the company successfully completed a series of technological demonstrations of its QuadSight vision system in the United States for five leading vehicle manufacturers (OEMs) and six Tier One suppliers. These demonstrations follow successful technological roadshows that were recently carried out in Japan and France.

The current series of technological demonstrations was carried out in the Silicon Valley area and in Detroit, with the assistance and support of FLIR Systems, a world-leading industrial technology company focused on intelligent sensing solutions. During the Silicon Valley roadshow, Foresight also presented its QuadSight vision system at FLIR’s booth in the Autonomous Vehicle Sensors Conference in San Jose, California.

Foresight’s technological roadshows offer potential customers the chance to experience the company’s unique solution firsthand. The QuadSight system is tested in different predefined scenarios on the customer’s premises. To date, the system has successfully achieved 100% obstacle detection in all simulated scenarios including fog, rain, and extreme lighting conditions.

After witnessing the outstanding demonstrated performance of the QuadSight system, multiple American OEMs and Tier One suppliers expressed interest in purchasing prototypes of the QuadSight system for further evaluation.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that multiple American OEMs and Tier One suppliers expressed interest in purchasing prototypes of the QuadSight system for further evaluation. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654